Editorial Contact:      Bonita A. Cersosimo
                        Alcoa
                        412 553 4462

Investor Relations:     Randall J. Killeen
                        Alcoa
                        412 553 2231

ALCOA EXTENDS TENDER OFFER FOR HOWMET


      PITTSBURGH, May 16, 2000-- Alcoa Inc. announced today that it has extended its $20.00 per share cash tender offer for all of the outstanding shares of Howmet International Inc. The tender offer, as extended, will expire at 6:00 p.m. Eastern Daylight Savings Time on Friday, May 19, 2000. As of the close of business on May 15, 2000, the number of shares of Howmet common stock that had been validly tendered was 800,407, including guaranteed deliveries. Alcoa's previously announced $57 per share cash tender offer for Cordant Technologies Inc., which owns approximately 84.6% of Howmet, is scheduled to expire at 5:00 p.m. Eastern Daylight Savings Time on Friday, May 19, 2000.

                                 ###

Alcoa (NYSE: AA)
Howmet (NYSE: HWM)